Consulting Agreement

This agreement states that eConnect has hired the services of R.
Scott Hatfield for the purpose of consulting and direction as regards the implementation of the eConnect system of Internet payments by eCashPad.

eConnect has agreed to pay R. Scott Hatfield 100,000 shares of free trading eConnect stock for his consulting services.

eConnect


By: /s/  Thomas S. Hughes
Thomas S. Hughes
Chairman and CEO
Dated: March 6, 2000